SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

Enel Società per Azioni

Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

—	Press Release dated May 6, 2005;
—	Notice of a change in the share capital of Enel S.p.A. dated May 9, 2005;
—	Press Release dated May 12, 2005;
—	Notices relating to trading of Enel shares by Senior Management dated from April 28, 2005 to May 5, 2005;
—	Analyst Presentation dated May 12, 2005 - 1Q2005 Consolidated Results

Press Release

ENEL: AGREEMENT WITH EDF GIVES THE COMPANY A MAJOR POSITION IN FRANCE

Rome, May 6, 2005 - Enel welcomes the decision by Board of Directors of EDF to go ahead with the industrial collaboration agreement between the two companies.

The agreement, which is now being prepared and will be examined by the competent EU authorities, will enable Enel to reacquire its expertise in nuclear technology through its participation in the latest-generation EPR reactor programme.

Participation in the EPR programme, together with other investments in power generation in France, will give Enel a significant industrial position in the French market.

Notice of a change in the share capital of Enel S.p.A.

Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution — during the period between April 20, 2005 and April 29, 2005 — of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004. Specifically, in the aforesaid period between April 20, 2005 and April 29, 2005 a total of 491,150 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.

The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004. The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on May 9, 2005.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total Of which:	6,124,475,256	6,124,475,256	1 Euro	6,123,984,106	6,123,984,106	1 Euro
Ordinary shares (rank for dividend pari passu: January 1, 2004) current coupon number 5	6,124,475,256	6,124,475,256	1 Euro	6,123,984,106	6,123,984,106	1 Euro

Press Release

The Board of Enel approves results for first quarter
ending March 31, 2005

Revenues at 9,685 million euro, +21.4%
EBITDA at 2,527 million euro, -2.8%
Net Income at 768 million euro, +5.3%

Rome, May 12, 2005 — The Board of Directors of Enel S.p.A., chaired by Piero Gnudi, today approved the results for the first quarter of 2005.

The Enel Group’s consolidated quarterly report as of March 31, 2005 has been drawn up on the basis of the valuation and measurement criteria established by International Financial Reporting Standards (IFRS), which it is assumed will be those in force as of December 31, 2005. The comparative figures for the same period of the previous year have been restated using IFRS.

Key consolidated figures (millions of euro):

	Q1 2005	Q1 2004		Variation
Revenues	9,685	7,981		+21.4%
Ebitda	2,527	2,599		-2.8%
Ebit	1,638	1,723		-4.9%
Net income	768	729		+5.3%
Net financial debt	23,591	24,514	*	-3.8%

*	as of December 31, 2004

Paolo Scaroni, Enel’s chief executive, said: “I am pleased with the results for the first quarter of 2005, which are broadly in line with those for the first quarter of 2004, which benefited from more favourable tariffs. These results confirm our forecast for 2005 of an increase in ordinary net income compared with 2004”.

Revenues amounted to 9,685 million euro in the first quarter of 2005, an increase of 1,704 million euro (+21.4%) on the corresponding period of 2004 (7,981 million euro). The increase is mainly related to the energy sold on the Pool Market and to sales to the Single Buyer by Enel’s generation companies. Up to March 31, 2004 energy was directly sold by Enel’s generation companies to its distribution company with no effects on Enel consolidated revenues and costs. From April 1, 2005 the comparison of revenues in subsequent quarterly reports in 2005 with the same periods in 2004 will be on equal basis.

EBITDA amounted to 2,527 million euro in the first quarter of this year substantially in line with the same period of the previous year, 2,599 million euro (-72 million euro). This result is mainly attributable to the good performance of the international generation operations, to telecommunications, gas sector and to the ongoing efficiency gains achieved. These factors largely offset the reduction in the volume of generation power output and sales, the increase in fuel costs and the reduction in tariffs introduced on February 1, 2004.

EBIT amounted to 1,638 million euro, compared with 1,723 million euro posted in the same period a year earlier (-85 million euro), reflecting 889 million euro in depreciation, amortisation and write-downs, compared with 876 million euro posted in the first three months of 2004.

Group net income rose to 768 million euro in the first quarter (+5.3%), compared with 729 million euro in the previous year period (+39 million euro) mainly due to a reduction in net financial expenses.

The consolidated balance sheet as of March 31, 2005 showed total shareholders’ equity of 18,886 million euro (17,953 million euro at the end of 2004), an increase of 5.2%, and net financial debt of 23,591 million euro (24,514 million euro at end-2004), down by 3.8%.

Capital expenditure totalled 629 million euro in the quarter (624 million euro in the first three months of 2004).

Headcount at the end of March 2005 stood at 61,807, a decrease of 91 on December 31, 2004.

Outlook
Exclusive negotiations with Weather Investments Fund for the disposal of a controlling interest in Wind are continuing, in line with the decision of Enel’s Board of Directors of April 9, 2005. The period of exclusivity shall terminate May 30, 2005, with the signing of an agreement for the disposal of at least 70% of Wind. Enel expects to dispose of 30% of Terna to Cassa Depositi e Prestiti following the definition of the contract and the approval of the Antitrust Authority, which is likely to occur not later than August 2005.

In 2005 Enel will continue to pursue its strategy of focusing on its core business and expanding its international operations.

On the basis of performance in the first quarter and the initiatives Enel has undertaken to improve operating efficiencies and contain costs, ordinary net income for the year is expected to increase with respect to 2004.

Significant post-period events

•	Disposal of 13.86% of Terna to institutional investors through accelerated bookbuilding;

•	Receipt of a binding offer for the acquisition of the controlling interest in Wind;

•	Acquisition of the Romanian distribution companies Electrica Banat and Electrica Dobrogea, which serve an overall customer base of 1.4 million;

•	Completion of the disposal of Enel Hydro and 20% of Idrosicilia.

An analysis of results by Division follows.

*****

Generation and Energy Management

Results (millions of euro):

	Q1 2005	1Q 2004	Variation
Revenues	3,568	3,101	+15.1%
Ebitda	930	1,053	-11.7%
Ebit	633	744	-14.9%
Capex	162	141	+14.9%

Domestic operations

Revenues in the first quarter of 2005 amounted to 3,359 million euro, an increase of 392 million (+13.2%) on the first three months of 2004. EBITDA stood at 839 million euro, down 153 million euro (-15.4%) compared with the first quarter in 2004, mainly due to the contraction in generation volumes and the higher cost of fuel. EBIT came to 572 million euro, down 134 million euro (-19%) on the first quarter of 2004 (706 million euro).

In the first quarter of 2005 Enel’s net power generation on the domestic market reached 28.2 Twh a decrease of 12% with respect to the same period in 2004. Thermal generation stood at 20.9 Twh, a decline of 15% that is mainly attributable to the stronger presence of third parties on the market as well as to the growth in imports. Hydro generation came to 5.9 Twh, a decrease of 2.3% associated with lower hydraulicity in the first three months of 2005. Geothermal generation reached 1.2 Twh, a decrease of 4.1% due to maintenance activities on one plant. Power generation from other sources reached 0.1 Twh, up 64.5% thanks to the entry of new wind plants into service.

International operations

Revenues in the first quarter of 2005 totalled 230 million euro, a rise of 88 million euro (+62%) on the same period of 2004, thanks to increased output and higher sales prices. EBITDA in the first quarter of this year stood at 91 million euro, up 30 million euro compared with the same period in 2004. The increase is mainly attributable to the good performance of Viesgo Generacion, the Spanish subsidiary, which benefited from higher volumes and rising prices. EBIT was 61 million euro, an increase of 23 million euro (+60.5%) on the 38 million euro recorded in the first three months of 2004. Net generation from international activities in the first quarter of 2005 stood at 3.7 Twh, an increase of 0.4 Twh compared to the same period in 2004.

*****

Networks & Sales

Results (millions of euro):

	Q1 2005	Q1 2004	Variation
Revenues	5,086	5,475	-7.1%
Ebitda	947	960	-1.4%
Ebit	738	769	-4%
Capex	322	334	-3.6%

Electricity

Revenues from the sale and dispatching of electricity amounted to 4,430 million euro in the first quarter of 2005, a decrease of 478 million euro (-9.7%) on the corresponding year-earlier period. EBITDA in the period came to 797 million euro, compared with 818 million euro in the first three months of 2004 (-21 million euro). The decline was mainly due to the reduction in the net margin on the sale and dispatching of electricity. EBIT came to 609 million euro, a fall of 38 million euro (-5.9%) compared with a year earlier (647 million euro).

Gas

Revenues came to 656 million euro in the first quarter of this year, a rise of 89 million euro (+15.7%) with respect to the same period of 2004. EBITDA for the first quarter was 150 million euro, up 8 million euro compared with the same period in 2004. The improvement was due to the rise in volumes sold (2,179 million cubic metres, +3.8%). EBIT for the period amounted to 129 million euro, a rise of 7 million euro (+5.7%) compared with the year-earlier quarter (122 million euro).

*****

Transmission Networks (Terna)

Results (millions of euro):

	Q1 2005	Q1 2004	Variation
Revenues	255	275	-7.3%
Ebitda	182	203	-10.3%
Ebit	141	165	-14.5%
Capex	30	59	-49.2%

Revenues amounted to 255 million euro in the first three months, a contraction of 20 million euro (-7.3%) on the year-earlier period. EBITDA amounted to 182 million euro in the first three months of 2005, down from the 203 million euro posted in the same period of 2004. The decline was mainly due to lower margins from the transmission of electricity over the national power grid as a result of the new time bands introduced by the Authority for Electricity and Gas in April 2004. EBIT totalled 141 million euro, a decrease of 24 million euro (-14.5%) in the first quarter of 2004 (165 million euro). Action to enhance operating efficiency and contain costs point to operating results for the whole year in line with those for 2004.

*****

Telecommunications

Results (millions of euro):

	Q1 2005	Q1 2004	Variation
Revenues	1,162	1,068	+8.8%
Ebitda	393	261	+50.6%
Ebit	73	(46)	+258.7%
Capex	97	72	+34.7%

Revenues in the first quarter of 2005 amounted to 1,162 million euro, a rise of 94 million (+8.8%) on the first quarter of 2004. EBITDA grew to 393 million euro in the first quarter, up 132 million euro (+50.6%) compared with the 261 million euro posted in the first quarter of 2004. The increase was mainly attributable to a good operating performance as well as to the recovery of the Turnover Contribution paid in previous years (55 million euro). EBIT was a positive 73 million euro, a swing of 119 million euro from the negative 46 million euro recorded in the first quarter a year earlier.

In the first three months of 2005, in mobile telephony Wind retained the 19% market share achieved at the end of 2004. SIM cards totalled 12.6 million at end-March 2005; they were 12.1 million as of December 31, 2004. In the first quarter of this year, Wind recorded total voice traffic of approximately 4 billion minutes, an increase of 43% on the same period of 2004; SMS (text messages) totalled approximately 866 million (+3.0%).

At end-March 2005 Wind had about 2.3 million fixed-line customers, of whom approximately 449,000 were active LLU customers.

In the same period, Wind confirmed its position as a market leader in Internet access, with 18 million registered customers (17.1 million at the end of 2004) and approximately 2.8 million active customers. In broadband Internet access, Wind had about 427,000 customers at the end of March this year, compared with about 341,000 at the end of 2004.

*****

Parent company and other activities

Revenues for the Parent Company amounted to 251 million euro in the first quarter of 2005, up 10 million euro (+4.1%) on the same period in 2004. EBITDA reached 45 million euro, down 16 million euro (-26.2%) on a year earlier.

Revenues from Services and Other Activities stood at 289 million euro in the first quarter of 2005, down 177 million euro (-38%) compared with the same period a year earlier. The variation is mainly attributable to a reduction in revenues from the engineering and contracting sectors (-148 million euro) for completing activities of extra group customers both in Italy and abroad. EBITDA for the area stood at 49 million euro in the period, down 19 million euro (-27.9%) compared with the same period in 2004.

*****

APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Enel Group has adopted International Financial Reporting Standards as from 2005, with the transition date to IFRS set at January 1, 2004. To this end Enel has drawn up the consolidated balance sheet at January 1, 2004 and December 31, 2004 on the basis of IFRS 1 (First-time adoption of International Financial Reporting Standards).

Compared with the financial statements at December 31, 2004 drawn up in accordance with the previous accounting standards, the following main differences have emerged:

•	a decrease of 1,372 million euro in intangible assets that can no longer be capitalised for 1,372 million euro, primarily in respect of the elimination of the contributions to the

Electricity Sector Employee Pension Fund (-1,334 million euro) and other assets (-38 million euro);

•	a net increase of 1,168 million euro in provisions associated with the recognition of liabilities in respect of the discount on power consumption granted to employees (+1,014 million euro), as well as the actuarial adjustment of the value of provisions for employee severance indemnities and other post-retirement personnel compensation (+322 million euro), and the elimination of provisions for risks and charges that do not qualify under IFRS for recognition of such liabilities (in the amount of -168 million euro);

•	recognition at fair value of financial liabilities amounting to 480 million euro in respect of derivatives to hedge interest rate, exchange rate and commodity price risk;

•	goodwill no longer being amortized (94 million euro) with a restatement of 2004 opening value;

•	an increase in tangible assets of 79 million euro, mainly regarding the change in the carrying value of land restated at historical cost;

•	recognition of the positive tax effects on write-downs (1,006 million euro);

•	a net increase of 218 million euro in financial debt, mainly due to securitisations (+214 million euro), the reclassification to financial debt of UMTS license deferred payment (+217 million euro) and prepaid debt discounts and issuance fees (-213 million euro).

Exercising the option envisaged in Consob Communication no. 5025723 of April 15, 2005, the figures in the reconciliation of the Company’s shareholders’ equity at January 1, 2004 and December 31, 2004 and the result for 2004, which were drawn up on the basis of the new accounting standards, have not yet been audited. In line with Consob recommendations, the audit will be conducted in conjunction with the 2005 semi-annual report.

A conference call will be held at 18:00 Italian time for financial analysts and institutional investors. Journalists are invited to listen in on the call.

Support material will be simultaneously available via Enel’s website, www.enel.it in the investor relations section.

The reclassified consolidated income statement and balance sheet follow.

Consolidated Income Statement

In millions of euro		(%)		(%)		(%)
	1st Quarter 2005		1st Quarter 2004		Change

Revenues:
- Electricity sales and Electricity Equalization Fund contributions	7,105	73.4	5,280	66.2	1,825	34.6
- Telecommunication services	982	10.1	941	11.8	41	4.4
- Gas sold to end-users	641	6.6	560	7.0	81	14.5
- Other services, sales and revenues	957	9.9	1,200	15.0	(243)	-20.3
Total revenues	9,685	100.0	7,981	100.0	1,704	21.4

Costs:
- Personnel	804	8.3	829	10.4	(25)	-3.0
- Fuel consumed for thermal generation	903	9.3	862	10.8	41	4.8
- Electricity purchased	3,512	36.2	1,438	18.0	2,074	144.2
- Interconnection and roaming	327	3.4	331	4.1	(4)	-1.2
- Services, leases and rentals	914	9.4	974	12.2	(60)	-6.2
- Fuel for trading and gas for resale to end-users	570	5.9	661	8.3	(91)	-13.8
- Materials	212	2.2	330	4.1	(118)	-35.8
- Other costs	153	1.6	187	2.3	(34)	-18.2
- Capitalized expenses	(237)	-2.4	(230)	-2.9	(7)	-3.0
Total costs	7,158	73.9	5,382	67.3	1,776	33.0

GROSS OPERATING MARGIN	2,527	26.1	2,599	32.7	(72)	-2.8

- Depreciation, amortization and write-downs	889	9.2	876	11.0	13	1.5

OPERATING INCOME	1,638	16.9	1,723	21.7	(85)	-4.9

- Net financial income (expense)	(231)	-2.4	(408)	-5.1	177	43.4

INCOME BEFORE TAXES	1,407	14.5	1,315	16.6	92	7.0

- Income taxes	608	6.3	584	7.3	24	4.1

INCOME BEFORE MINORITY INTERESTS	799	8.2	731	9.3	68	9.3

- Minority interests	(31)	-0.3	(2)	-0.1	(29)

GROUP NET INCOME	768	7.9	729	9.2	39	5.3

Consolidated Balance Sheet

In millions of euro
	at March 31, 2005	at Dec. 31, 2004	Change

Net fixed assets:
- Tangible assets	36,513	36,702	(189)
- Intangible assets	10,026	10,071	(45)
- Non-current financial assets (liabilities)	453	310	143
- Other non-current assets (liabilities)	(82)	(64)	(18)
Total	46,910	47,019	(109)

Net current assets:
- Trade receivables	9,200	8,027	1,173
- Inventories	1,171	1,345	(174)
- Current financial assets	241	100	141
- Other assets and net receivables from Electricity Equalization Fund	2,018	1,959	59
- Net tax receivables (payables)	484	755	(271)
- Trade payables	(6,872)	(6,818)	(54)
- Current financial liabilities	(933)	(836)	(97)
- Other current liabilities	(4,145)	(4,098)	(47)
Total	1,164	434	730

Gross capital employed	48,074	47,453	621

Provisions:
- Employee termination indemnity and similar obligations	(2,914)	(2,910)	(4)
- Provisions for risks and charges	(1,369)	(1,404)	35
- Net deferred taxes	(168)	441	(609)
Total	(4,451)	(3,873)	(578)

Net capital employed	43,623	43,580	43

Group Shareholders’ Equity	18,886	17,953	933
Minority interests	1,146	1,113	33
Total Shareholders’ Equity	20,032	19,066	966

Net financial debt	23,591	24,514	(923)

TOTAL	43,623	43,580	43

Notices relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.

Reference period: 2nd quarter (April — June) 2005

Disclosure:                                periodic                                immediate                               delayed

Declarer: Sandro Fontecedro	Title: Chairman of the Board of Directors of Enel Produzione S.p.A. and Chief Operating Officer of Generation & Energy Management Division

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Date	Transaction [1]	Financial instrument [2]	ISIN code	Quantity	Unit price	Amount paid/received in the transaction	Source [3]

May 5, 2005	S	AZO Enel	IT0003128367	67,500	€ 6.242	€ 421,335.00	Exercise of stock options
May 5, 2005	V	AZO Enel	IT0003128367	67,500	€ 7.390	€ 498,825.00	Market transaction

				Sub-TOTAL (A) [4]		€ 920,160.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying financial
Date	Transaction [5]	Financial instrument[6]	Category [7]	ISIN code	instrument[8]	Actual investment/disinvestment			Potential investment/disinvestment			Features [9]
						Qty	Unit price	Amount	Qty	Unit price	Amount

–	–	–	–	–	–	–	–	–	–	–	–	–

								Sub-TOTAL (B) [10]			0

								TOTAL (A) + (B)			€ 920,160.00

[1] Indicate the kind of transaction:

A = Purchase;

V = Sale;

S = Subscription;

O = other, in which case specify.

[2] Indicate the financial instrument involved in the transaction:

AZO = ordinary shares;

AZP = preferred shares;

AZR = saving shares;

OBCV = convertible bonds;

O = other, in which case specify the financial instrument.

Also indicate the company that issued the financial instrument involved in the transaction.

[3] Indicate the kind of action from which the transaction derives:

- market transaction;

- off-market transaction;

- conversion of convertible bonds;

- exercise of stock options or preemptive rights;

- exercise of warrants;

- exercise of derivative instruments or covered warrants;

- other, in which case specify.

[4] Indicate the total amount of the transactions listed in the form.

[5] Indicate the kind of transaction:

A = Purchase;

V = Sale;

O = other, in which case specify.

[6] Indicate the kind of derivative financial instrument involved in the transaction:

W = warrants;

OPZ = options;

PR = traditional option contracts;

CW = covered warrants;

O = other, in which case specify.

[7] Indicate the category of derivative financial instrument involved in the transaction:

C = call;

P = put;

O = other, in which case specify.

[8] Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.

[9] Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).

[10] Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.

Reference period: 2nd quarter (April — June) 2005

Disclosure:                                periodic                               immediate                                delayed

Declarer: Maria Raffaella Leone                            Title: Executive Assistant to the Chief Executive Officer of Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	Amount paid/received in the transaction	Source

May 2, 2005	S	AZO Enel	IT0003128367	24,150	€ 6.242	€ 150,744.30	Exercise of stock options
May 2, 2005	V	AZO Enel	IT0003128367	24,150	€ 7.380	€ 178,227.00	Market transaction

				Sub-TOTAL (A)		€ 328,971.30

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying financial
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
						Qty	Unit price	Amount	Qty	Unit price	Amount

–	–	–	–	–	–	–	–	–	–	–	–	–

								Sub-TOTAL (B)			0

								TOTAL (A) + (B)			€ 328,971.30

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April — June) 2005

Disclosure:                                periodic                               immediate                               delayed

Declarer: Paolo Scaroni	Title: Chief Executive Officer and General Manager — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	Amount paid/received in the transaction	Source

April 28, 2005	S	AZO Enel	IT0003128367	25,000	€ 6.242	€ 156,050.00	Exercise of stock options
April 28, 2005	V	AZO Enel	IT0003128367	25,000	€ 7.300	€ 182,500.00	Market transaction
April 28, 2005	S	AZO Enel	IT0003128367	22,160	€ 6.242	€ 138,322.72	Exercise of stock options
April 28, 2005	V	AZO Enel	IT0003128367	22,160	€ 7.320	€ 162,211.20	Market transaction
April 28, 2005	S	AZO Enel	IT0003128367	25,000	€ 6.242	€ 156,050.00	Exercise of stock options
April 28, 2005	V	AZO Enel	IT0003128367	25,000	€ 7.300	€ 182,500.00	Market transaction
April 29, 2005	S	AZO Enel	IT0003128367	25,000	€ 6.242	€ 156,050.00	Exercise of stock options
April 29, 2005	V	AZO Enel	IT0003128367	25,000	€ 7.350	€ 183,750.00	Market transaction
April 29, 2005	S	AZO Enel	IT0003128367	2,840	€ 6.242	€ 17,727.28	Exercise of stock options
April 29, 2005	V	AZO Enel	IT0003128367	2,840	€ 7.320	€ 20,788.80	Market transaction
April 29, 2005	S	AZO Enel	IT0003128367	25,000	€ 6.242	€ 156,050.00	Exercise of stock options
April 29, 2005	V	AZO Enel	IT0003128367	25,000	€ 7.325	€ 183,125.00	Market transaction
May 2, 2005	S	AZO Enel	IT0003128367	25,000	€ 6.242	€ 156,050.00	Exercise of stock options
May 2, 2005	V	AZO Enel	IT0003128367	25,000	€ 7.380	€ 184,500.00	Market transaction
May 3, 2005	S	AZO Enel	IT0003128367	25,000	€ 6.242	€ 156,050.00	Exercise of stock options
May 3, 2005	V	AZO Enel	IT0003128367	25,000	€ 7.390	€ 184,750.00	Market transaction

				Sub-TOTAL (A)		€ 2,376,475.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying financial
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
						Qty	Unit price	Amount	Qty	Unit price	Amount

–	–	–	–	–	–	–	–	–	–	–	–	–

									Sub-TOTAL (B)		0

									TOTAL (A) + (B)		€ 2,376,475.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

1Q2005 Consolidated Results Fulvio Conti - Chief Financial Officer Rome, 12 May 2005

Agenda IFRS Application 1Q05 Results Financial Annexes

IFRS Application Disclaimer Pursuant to Consob Regulation n.11971/1999 (art.82 - Annex 3D), as modified by resolution n.14990 of April 14, 2005, Enel released 1Q05 accounts on the basis of the new International Financial Reporting Standards (IFRS) accounting principles All the information contained in this document has been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB), expected to be in force at the end of 2005 It should be noted that: 2004 financial statements have been restated for comparison with 2005 statements - first year of presentation of accounts under IFRS; the auditing process of Enel Group's restated figures as of January 1, 2004 and December 31, 2004 is not completed, yet; any change arising from the evolution of industry practice might impact certain decisions and interpretations currently adopted by Enel Group for the preparation of the information contained in this document; individual accounts of Enel SpA shall continue to be prepared in line with Italian GAAP As a result of all of the above, it is possible that further changes might be required to this information before it is published as comparative financial information in the 2005 Annual Report

IFRS Application Exceptions allowed under FTA Business Combination (IFRS 3) No retrospective application of IFRS 3, i.e. no changes to the value of business combinations prior to January 1, 2004 The Group has elected to use Italian GAAP revaluation of property, plant and equipment Revaluation of Assets (IAS 16) Financial Instruments (IAS 32 - 39) The Group fully applied the accounting standards on financial instruments

IFRS Application 2004 ending balance sheet: main changes (Euro mn) Equity ITA GAAP IFRS Comments Net Debt 20,978 19,066 24,296 24,514 12.31.2004 Total impact of -1,912mn mainly due to: First time adoption at 12.31.2003 (-1,694mn) derivatives (-60mn) translation differences (-9mn) tax liabilities (-54mn) other (-10mn) adjustment of 2004 net income restated under IFRS (-85mn) Total impact of + 218mn mainly due to: restatement of financial instruments and bond fair value (-213 mn) securitization of accounts receivable (+ 214 mn) UMTS debt (+ 217 mn) Charged to net worth Expensed to P&L

Assets Property, plant & equipment Intangible assets (including goodwill), net Financial investments and other Total Net working capital Funds Net Invested Capital Financed by: Net Debt Shareholders' Equity D/E Consolidated 36,702 10,071 246 47,019 434 (3,873) 43,580 24,514 19,066 1.29 36,459 11,534 447 48,440 522 (3,688) 45,274 24,296 20,978 1.16 243 (1,463) (201) (1,421) (88) (185) (1,694) 218 (1,912) ITA GAAP Restatements IFRS IFRS Application 2004 ending balance sheet (Euro mn) 12.31.2004

IFRS Application 2004 profit and loss: main changes (Euro mn) ITA GAAP Restatements IAS/IFRS Revenues Operating costs EBITDA Depreciation, amortization and write-downs EBIT Net interest expenses Net extraordinary items Taxes Net income Attributable to the holders of the parent company Minority interest 36,489 (25,479) 11,010 (4,685) 6,325 (1,142) (818) 1,533 2,832 2,706 126 925 (967) (42) (718) (760) (178) (818) (35) (85) (93) 8 37,414 (26,446) 10,968 (5,403) 5,565 (1,320) - 1,498 2,747 2,613 134 Consolidated 2004

Agenda IFRS Application 1Q05 Results Financial Annexes

Revenues
(Euro mn)


+21.4%
9,685
7,981
Other
925
275
Terna
Telecom
941
702
255
982
-24.1%
-7.3%
+4.4%
+32.6%
7,746
Total Energy
5,840
560
641
+14.5%
Gas
Electricity
5,280
7,105
+34.6%
1Q2004
1Q2005

9

Enel

EBITDA by division(1) (Euro mn) 1Q04 GEM MIR Tlc Terna Altro 1Q05 0 2476 2463 2463 2574 2527 0 GEM 1053 123 13 132 21 47 930 MIR 960 947 Tlc 261 393 Terna 203 182 Altro 122 75 Generation & Energy Mgmt Network & Sales TLC Terna 1Q2005 1Q2004 Services and Holding(2) 2,599 2,527 Generation & Energy Mgmt Network & Sales TLC Services and Holding(2) Net of non-recurring items Net of intercompany Terna -72mn

31/12/2004 Gestione corrente Capex Operazioni straordinarie Interessi e tasse 31/03/2005 0 -22555 -22555 -23184 -23240 0 Debito Enel -17493 -1856 -629 -56 -248 -16694 Debito Wind -7021 -6897 Net Debt Evolution (Euro mn) -24,514 -23,591 ENEL Wind ENEL Wind Net Operating Cash Flow: +1,227 Down 923mn Capex Extraordinary Activities March 31, 2005 December 31st, 2004 Interests Cash Flow from operations

Agenda IFRS Application 1Q05 Results Financial Annexes

Income statement (Euro mn)

From EBIT to EPS (Euro mn)

Balance sheet (Euro mn)

1Q04 1Q05 tlc -55 73 GEM 744 633 MIR 769 738 Terna 165 141 Altro 91 53 1Q2004 1Q2005 Telecom Generation & Energy Mgmt Other(1) (1) Net of intercompany Terna EBIT by business area (Euro mn) Network & Sales 1,723 1,638 -14.5% -4.9% +258.7% -4.0% -14.9% -41.8% -46

Generation & Energy Management (Euro mn) Net of Euro 21mn intercompany eliminations Net capital employed and headcount figures as of December 31, 2004

Net capital employed and headcount figures as of December 31, 2004 Including sales on the free market Network & Sales (Euro mn)

Power Gas Operational data

Terna (Euro mn) Net capital employed and headcount figures as of December 31, 2004

Wind Key Performance Indicators Of which 475,000 physically connected Excluding Machine-to-Machine SIMs (approx. 500K) Including Tellas Excluding goodwill

Average debt maturity: 6 years 6 months Average cost of debt: 4.3% (Fixed+Hedged)/Total Long Term Debt = 70% (Fixed+Hedged)/Total Net Debt = 59% S&P's: A+/A-1 stable Moody's: A1/P-1 stable (Euro Mn) Debt structure Including current maturities of long term debt Including factoring receivables

Services & Holding (Euro mn) Net capital employed and headcount figures as of December 31, 2004

1Q04 1Q05 GEM 141 162 MIR 334 322 Tlc 72 97 Terna 59 30 Altro 18 18 1Q2004 1Q2005 624 Networks & Sales Telecom Services & Holding Generation & Energy Mgmt Terna + 5 mn Capex (Euro mn) 629 - +0.8% -49.2% 34.7% -3.6% +14.9%

THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE AT THE ANALYST CONFERENCE CALL ON ENEL'S FIRST QUARTER 2005 RESULTS. THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED DURING THE CONFERENCE CALL. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED DURING THE CONFERENCE CALL MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS , INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES, PROJECTIONS AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: THE DEVELOPMENT OF ENEL'S TELECOM BUSINESS, TRENDS IN ITS CORE ENERGY BUSINESS, ITS ABILITY TO IMPLEMENT COST-CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT AND FUTURE CAPITAL EXPENDITURES. DISCLAIMER

Investor Relations Team: Luca Torchia: +39 06 8305 3437 Donatella Izzo: +39 06 83057449 Fausto Sblandi: +39 06 83052226 Federica Todaro: +39 06 8305 9502 investor.relations@enel.it Visit our website at: www.enel.it (Investor Relations) Contact us

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv.Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: May 12, 2005